SIMPLE INDIVIDUAL RETIREMENT ANNUITY RIDER

This rider is a part of your contract. The contract to which it is attached is modified, as specified below, in order to qualify as SIMPLE Individual Retirement Annuity (IRA) under the terms of the Internal Revenue Code as amended (the Code). The rider's effective date is the same as the Contract Date unless another date is shown on the current Data Page.

We reserve the right to amend this rider to comply with future changes in the Code. We will send you a copy of any such amendment.

The following statements shall apply:

Article I

The contract is established for the exclusive benefit of the individual or his or her beneficiaries.

Article II

This SIMPLE IRA will accept only:

1. a cash contribution made by an employer on behalf of the individual under a SIMPLE IRA plan that meets the requirements of Section 408(p) of the Internal Revenue Code, and

2. a rollover contribution or a transfer of assets from another SIMPLE IRA of the individual.

No other contributions will be accepted.

Article III

1. Notwithstanding any provision of this IRA to the contrary, the distribution of the individual's interest in the IRA shall be made in accordance with the requirements of Code Section 408(b)(3) and the regulations there under, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under Article IV, Paragraph 3) must satisfy the requirements of Code Section 408(a)(6) and the regulations thereunder, rather than paragraphs (2), (3) and (4) below and Article IV.

2. The entire interest of the individual for whose benefit the contract is maintained will commence to be distributed no later than the first day of April following the calendar year in which such individual attains age 70½ (the "required beginning date") over (a) the life of such individual or the lives of such individual and his or her designated beneficiary or (b) a period certain not extending beyond the life expectancy of such individual or the joint and last survivor expectancy of such individual and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than 1 year and must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6T.

3. The distribution periods described in paragraph (2) above cannot exceed the periods specified in Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations.

4. The first required payment can be made as late as April 1 of the year following the year the individual attains age 70½ and must be the payment that is required for one payment interval.

   The second payment need not be made until the end of the next payment interval.

Article IV

1. Death On or After Required Distributions Commence. If the individual dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the contract option chosen.

2. Death Before Required Distributions Commence. If the individual dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

    a. If the designated beneficiary is someone other than the individual's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual's death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the individual's death, or, if elected, in accordance with paragraph (2)(c) below.

    b. If the individual's sole designated beneficiary is the individual's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual's death (or by the end of the calendar year in which the individual would have attained age 70½, if later), over such spouse's life, or, if elected, in accordance with paragraph (2)(c) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (2)(c) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

    c. If there is no designated beneficiary, or if applicable by operation of paragraph (2)(a) or (2)(b) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the individual's death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under paragraph (2)(b) above).

    d. Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's age in the year specified in paragraph (2)(a) or (2)(b) and reduced by 1 for each subsequent year.

3. The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of Section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

4. For purposes of paragraphs (1) and (2) above, required distributions are considered to commence on the individual's required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (2)(b) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

5. If the sole designated beneficiary is the individual's surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA (permitted under the contribution rules for SIMPLE IRAs as if the surviving spouse were the owner) or fails to take required distributions as a beneficiary.

Article V

The interest of the individual is nonforfeitable.

Article VI

This contract is nontransferable by the individual.

Article VII

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

Article VIII

If the premium payments are interrupted, the contract will be reinstated at any date prior to maturity upon payment by an employer under a SIMPLE IRA plan of a premium to the Company, and the minimum premium amount for reinstatement shall not exceed $50, however, the Company may at its option either accept additional future payments or terminate the contract by payment in cash of the then present value of the paid up benefit if no premiums have been received for two full consecutive policy years and the paid up annuity benefit at maturity would be less than $20 per month.

Article IX

The issuer of an individual retirement annuity shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

If contributions made on behalf of the individual under a SIMPLE IRA plan maintained by the individual's employer are received directly by the issuer of this SIMPLE IRA contract from the employer, the issuer will provide the employer with the summary description required by Code Section 408(l)(2)(B).

Article X

If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of Code Section 408(p)(7)) under the terms of a SIMPLE IRA plan of the individual's employer, the individual must be permitted to transfer the individual's balance without cost or penalty (within the meaning of Section 408(p)(7)) to another IRA of the individual that is qualified under Section 408(a), (b) or (p), or to another eligible retirement plan described in Code Section 402(c)(8)(B).

Article XI

Prior to the expiration of the 2-year period beginning on the date the individual first participated in any SIMPLE IRA plan maintained by the individual's employer, any rollover or transfer by the individual of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the individual. Any distribution of funds to the individual during this 2-year period may be subject to a 25-percent additional tax if the individual does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this 2-year period, the individual may roll over or transfer funds to any IRA of the individual that is qualified under Code Section 408(a), (b) or (p), or to another eligible retirement plan described in Code Section 402(c)(8)(B).

Article XII

If a Life Income Retirement Income Benefit Option is selected unisex tables will used.

(Company Officers' Signature and Title)

Principal Financial Group

Principal Life
Insurance Company
Des Moines, Iowa 50392-0001